# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: KLX Energy Services Holdings, Inc., CIK 0001738827
CUSIP: 48253L205
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3040 Post Oak Boulevard, 15th Floor, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 09/29/2026
Filed by CIK 0001752226
Persons authorized to receive notices and communications: Matthew Rymer, Cross Ocean Partners Management LP, 60 Arch Street, 3rd Floor, Greenwich, Connecticut (CT), 06830, 1-203-340-7850

## Reporting persons
- Cross Ocean GSS Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 8,358,619; sole dispositive power 0; shared dispositive power 8,358,619; aggregate amount beneficially owned 8,358,619 (7.9% of the class)
  Comment: The percent of class is calculated based on 105,677,168 shares of Common Stock expected to be outstanding after giving effect to the Rights Offering (as defined herein) and the Backstop Exchange (as defined herein), as disclosed on the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on September 30, 2026 (the "Form 8-K").
- Cross Ocean Partners Management LP (CIK 0001752226): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,495,104; sole dispositive power 0; shared dispositive power 22,495,104; aggregate amount beneficially owned 22,495,104 (21.3% of the class)
  Comment: The percent of class is calculated based on 105,677,168 shares of Common Stock expected to be outstanding after giving effect to the Rights Offering and the Backstop Exchange, as disclosed on the Form 8-K.
- Cross Ocean Partners Management GP LLC (CIK 0001752227): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,495,104; sole dispositive power 0; shared dispositive power 22,495,104; aggregate amount beneficially owned 22,495,104 (21.3% of the class)
  Comment: The percent of class is calculated based on 105,677,168 shares of Common Stock expected to be outstanding after giving effect to the Rights Offering and the Backstop Exchange, as disclosed on the Form 8-K.
- GG Managers LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,495,104; sole dispositive power 0; shared dispositive power 22,495,104; aggregate amount beneficially owned 22,495,104 (21.3% of the class)
  Comment: The percent of class is calculated based on 105,677,168 shares of Common Stock expected to be outstanding after giving effect to the Rights Offering and the Backstop Exchange, as disclosed on the Form 8-K.
- Graham C. Goldsmith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 22,495,104; sole dispositive power 0; shared dispositive power 22,495,104; aggregate amount beneficially owned 22,495,104 (21.3% of the class)
  Comment: The percent of class is calculated based on 105,677,168 shares of Common Stock expected to be outstanding after giving effect to the Rights Offering and the Backstop Exchange, as disclosed on the Form 8-K.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: KLX Energy Services Holdings, Inc.
Address of issuer's principal executive offices: 3040 Post Oak Boulevard, 15th Floor, Houston, Texas (TX), 77056

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Cross Ocean GSS Master Fund LP ("GSS Master"), Cross Ocean Partners Management LP ("Cross Ocean Management"), Cross Ocean Partners Management GP LLC ("Cross Ocean Management GP"), GG Managers LLC ("GG Managers"), and Graham C. Goldsmith (each, a "Reporting Person" and collectively, the "Reporting Persons").

Pursuant to investment management agreements, Cross Ocean Management has received delegated authority relating to certain managed funds (including, among others, GSS Master) that directly beneficially own, in the aggregate, the shares of Common Stock of the Issuer reported herein. As used in this Schedule 13D, the term "Cross Ocean Managed Funds" is used to refer broadly to funds managed by Cross Ocean Management, including, depending on the context, the managed funds that currently directly beneficially own the shares of the Issuer's Common Stock and/or certain other managed funds that previously owned or currently own other securities of the Issuer.

Cross Ocean Management GP is the sole general partner of Cross Ocean Management. GG Managers is the sole member of Cross Ocean Management GP. Graham Goldsmith is the sole member of GG Managers.

The name of each director and/or executive officer of GSS Master and Cross Ocean Partners Management (collectively, the "Covered Persons") is set forth in the attached Exhibit 7.5 and incorporated by reference herein.

The Reporting Persons have entered into a Joint Filing Agreement dated October 6, 2026, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, a copy of which is attached hereto as Exhibit 7.1.
Residence or business address: The address of GSS Master is c/o Azimuth Governance Limited, 2nd Fl., Windward 3, Regatta Office Park, Grand Cayman, KYI-900 Cayman Islands. The address of Cross Ocean Management, Cross Ocean Management GP, GG Managers, and Mr. Goldsmith is c/o Cross Ocean Partners Management LP, 60 Arch Street, 3rd Floor, Greenwich, CT 06830. The address of each of the Covered Persons is set forth in Exhibit 7.5 and incorporated by reference herein.
Present principal occupation or employment: Each of Cross Ocean Management, GG Managers and Mr. Goldsmith are principally engaged in the business of being a general partner or sole or managing member as described above and managing investments through other partnerships and limited liability companies. The Cross Ocean Managed Funds, including GSS Master, are engaged in the business of investing in securities and other assets. The present principal occupation or employment of each of the Covered Persons is set forth in Exhibit 7.5 and incorporated by reference herein.
Criminal convictions in the last five years: None of the Reporting Persons has, and to the knowledge of the Reporting Persons, none of the Covered Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons was, and to the knowledge of the Reporting Persons, none of the Covered Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: GSS Master is a Cayman Islands exempted limited partnership. Cross Ocean Management is a Delaware limited partnership. Cross Ocean Management GP and GG Managers are Delaware limited liability companies. Mr. Goldsmith is a citizen of the United States. The citizenship of each of the Covered Persons is set forth in Exhibit 7.5 and incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 4 and 6 of this Schedule 13D is incorporated herein by reference.

The shares of Common Stock reported herein were acquired by the Reporting Persons as follows:

(i) In connection with a refinancing transaction consummated in March 2025, the Issuer and certain of its subsidiaries issued to the Cross Ocean Managed Funds, in exchange for $50.7 million in cash consideration and $30.5 million in aggregate principal amount of Issuer's then-outstanding 11.500% senior secured notes due 2025 (the "Existing Notes") held by the Cross Ocean Managed Funds, (a) $85 million aggregate principal amount of the Issuer's Senior Secured Floating Rate Cash/PIK Notes due 2030 (the "2030 Notes"), and (b) warrants to purchase 868,887 shares of Common Stock at an exercise price of $0.01 per share, subject to adjustment (the "Warrants"). In March 2026, in connection with a covenant amendment to the 2030 Notes, the Issuer issued an additional 305,438 Warrants to the Cross Ocean Managed Funds. The Cross Ocean Managed Funds exercised all Warrants, and between March 2026 and April 2026, sold 569,401 shares of Common Stock, resulting in 604,924 shares being owned by them at the time of the Backstop Exchange (as defined below).

(ii) 21,890,180 shares of Common Stock were acquired by the Cross Ocean Managed Funds on September 29, 2026, upon closing of the backstop exchange (the "Backstop Exchange") in the Issuer's $125 million rights offering (the "Rights Offering"), in exchange for an aggregate principal amount of approximately $32.4 million of the 2030 Notes held by them, plus approximately $0.2 million in aggregate accrued and unpaid interest on such 2030 Notes. More specifically, on August 6, 2026, in connection with its Rights Offering, the Issuer entered into a Rights Offering Backstop Agreement (the "Backstop Agreement") with all holders of the 2030 Notes (the "Backstop Parties"), including the Cross Ocean Managed Funds, to purchase each Backstop Party's individual backstop commitment. Pursuant to the Rights Offering, the Issuer distributed to all eligible holders of record of its Common Stock, as of 5:00 p.m., New York City time on August 21, 2026, at no cost and on a pro rata basis, transferable subscription rights to purchase shares of Common Stock (the "Subscription Rights") at a subscription price of $1.49 per share (the "Subscription Price"). Pursuant to the terms of the Backstop Agreement, and subject to the satisfaction of certain conditions thereunder, the Backstop Parties committed, severally and not jointly, to purchase from the Issuer, at the Subscription Price, any unsubscribed shares in the Rights Offering following the expiration of the Rights Offering, through an exchange of the Backstop Parties' 2030 Notes for such shares, whereby (a) the exchange price for any exchanged 2030 Notes should be 100% of the principal amount thereof and (b) any accrued and unpaid interest on any exchanged 2030 Notes should also be exchanged for additional shares of Common Stock at the Subscription Price (the "Backstop Exchange"). On September 29, 2026, the Issuer completed the Rights Offering and closed the Backstop Exchange with all Backstop Parties, including the Cross Ocean Managed Funds. Each individual Backstop Party was subject to an aggregate 30% ownership limitation on a pro forma fully diluted basis.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the securities reported herein for investment purposes. The Reporting Persons will continuously review their investment in Issuer, and depending on market, economic and industry conditions, their continuing evaluation of the business, strategies, prospects, management, governance, operations, performance, financial matters, capital structure and prospects, market positions, strategic and other transactions of the Issuer, alternative investment opportunities and changes in applicable law and/or regulations and all other factors that may be deemed relevant, the Reporting Persons may dispose of or acquire additional securities of the Issuer. Pursuant to the Backstop Agreement (as described in Item 6), as the Reporting Persons beneficially own more than 10% of the Issuer's outstanding Common Stock following the closing of the Backstop Exchange, they have the right to designate a Designated Director for appointment to the Issuer's board of directors (the "Board"). The Reporting Persons have designated a candidate as its Designated Director that is independent from the Reporting Persons and the Issuer, whose appointment the Reporting Persons expect to be disclosed publicly later by the Issuer with the SEC. The Reporting Persons have engaged in, and intend to continue to engage in, communications with the Issuer's management and the Board, other current and prospective holders of the Issuer's equity and debt securities, and other interested parties about, and intend to negotiate agreements with the Issuer regarding, the Issuer's business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance, Board composition and the future of the Issuer, as well as a broad range of consensual transactions between them and the Issuer. Subject to market conditions and other factors described in this Schedule 13D, the Reporting Persons may also seek to monetize their securities in the Issuer through various transactions, including, without limitation, derivative transactions or a pledge of their interests in the securities of the Issuer as collateral for liquidity purposes. Any such transactions may involve, among other things, changes in the Issuer's capital structure, corporate governance, constituent documents and board composition. Any such transactions may result in the Reporting Persons requesting or obtaining representation on the Board, acquiring control of a majority of the Issuer's outstanding equity securities, or any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons may engage with the Issuer on the matters set forth in the preceding paragraph, and may in the future take actions concerning its respective investments in the Issuer with respect thereto. There can be no guarantee that the Reporting Persons will make any proposal regarding any of the matters set forth in the preceding paragraph, and if any such proposal is made, the Reporting Persons can provide no assurances such proposal will be accepted or that it will successfully consummate any proposed transaction. To facilitate its consideration of such matters, the Reporting Persons have retained, or intend to retain, consultants, legal counsel and advisors.

The Reporting Persons do not have any current plans or proposals which relate to or would result in any of the actions described in Items 4(a)-(j) of Schedule 13D. However, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make informal recommendations or formal proposals to the Issuer's management or Board, including any special committees of the Board and their respective advisors, other holders of the Issuer's securities, industry analysts, financial sponsors, existing or potential strategic partners, actual or potential sources of capital and other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Pursuant to investment management agreements, Cross Ocean Management has received delegated authority relating to certain managed funds that directly beneficially own, in the aggregate, 22,495,104 shares of Common Stock of the Issuer, including 8,358,619 shares owned by GSS Master. The other Reporting Persons are deemed to be the beneficial owner of all such shares of Common Stock of the Issuer due to the relationships described in Item 2(a).

The Reporting Person are deemed to beneficially own approximately 21.3% of the shares of Common Stock outstanding of the Issuer. The percent of class is calculated based on 105,677,168 shares of Common Stock expected to be outstanding after giving effect to the Rights Offering and the Backstop Exchange, as disclosed in the Form 8-K.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9 and 10 on the cover page of this Schedule 13D is incorporated herein by reference in its entirety.
Transactions in the class effected during the past sixty days:
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

Other than the transaction described in Items 4 and 6 and the following there have been no transactions by the Reporting Persons in the Common Stock effected during the past 60 days: the Cross Ocean Managed Funds received 604,924 Subscription Rights on August 21, 2026 in the Rights Offering, of which (i) 70,801 were sold in the open market on September 15, 2026 at a price of $0.020, (ii) 150,000 were sold in the open market on September 16, 2026 at a price of $0.011, (iii) 42,694 were sold in the open market on September 17, 2026 at a price of $0.016, (iv) 105,445 were sold in the open market on September 18, 2026 at a price of $0.011, (v) 26,349 were sold in the open market on September 21, 2026 at a price of $0.011, and (vi) 209,635 expired on the expiration date of the Rights Offering on September 23, 2026.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Backstop Agreement

Pursuant to the Backstop Agreement, effective as of the closing of the Backstop Exchange, certain Backstop Parties that, together with their controlled affiliates, hold at least 10% of the Issuer's outstanding Common Stock after giving effect to the closing (each, a "Designating Holder"), which includes the Reporting Persons, have the right to designate one individual (each, a "Designated Director") for appointment to the Board, subject to certain eligibility requirements. Each Designating Holder will have the right to have its Designated Director nominated for election as a director at each subsequent annual meeting of stockholders of the Issuers and included among the slate of nominees recommended by the Board for election at each such annual meeting of stockholders for so long as such Designating Holder (together with its controlled affiliates) continues to beneficially own at least 7.5% of the Issuer's outstanding Common Stock.

The foregoing description of the Backstop Agreement does not purport to be complete and is subject to and is qualified in its entirety by reference to the full text of the Backstop Agreement, which is attached as Exhibit 7.2 and is incorporated herein by reference.

2030 Notes Indenture

The Reporting Persons currently own an aggregate of $63.7 million of the 2030 Notes, including principal amount and accrued interest. The 2030 Notes are governed by an Indenture, dated as of March 12, 2025 (the "Indenture") as amended and restated as of September 29, 2026 (the "Amended and Restated Indenture"), entered into by and among the Issuer, as the issuer, the subsidiary guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent. The 2030 Notes will mature in March 2030. The Issuer pays interest on the 2030 Notes, at its election, in cash or additional Notes paid-in-kind on one-, three- or six-month interest periods. The 2030 Notes are senior secured obligations of the Issuer secured by a first priority security interest on substantially all of the Issuer's assets, other than certain collateral securing a credit agreement of the Issuer, dated as of March 7, 2025, in which the 2030 Notes have a second priority security interest, subject in each case to certain excluded assets. The Issuer is required to redeem the 2030 Notes in an amount equal to 2.00% per annum of all 2030 Notes outstanding as of the prior applicable Interest Payment Date (as defined in the Indenture) on the last business day of each of March, June, September and December, commencing on March 31, 2025. Additionally, upon certain changes of control, consummation of certain asset sales and other events, the Issuer will be required to repurchase the 2030 Notes at the applicable redemption prices.

The foregoing descriptions of the Amended and Restated Indenture do not purport to be complete and are subject to and are qualified in their entirety by reference to the full text of the Amended and Restated Indenture, each of which is attached as Exhibit 7.3 and is incorporated herein by reference.

Registration Rights Agreement

In connection with the completion of the Rights Offering, the Issuer entered into a Registration Rights Agreement, dated as of September 29, 2026 (the "Registration Rights Agreement"), with the Backstop Parties, including the Reporting Persons on behalf of the Cross Ocean Managed Funds, pursuant to which the Backstop Parties were granted certain customary registration rights in respect of such shares.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 7.4 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7.1 - Joint Filing Agreement, dated October 6, 2026 (filed herewith).

Exhibit 7.2 - Rights Offering Backstop Agreement, dated August 6, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's current report on Form 8-K filed with the SEC on August 10, 2026).

Exhibit 7.3 - Amended and Restated Indenture, dated September 29, 2026 (incorporated by reference to Exhibit 4.1 to the Issuer's current report on Form 8-K filed with the SEC on September 30, 2026).

Exhibit 7.4 - Registration Rights Agreement, dated September 29, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's current report on Form 8-K filed with the SEC on September 30, 2026).

Exhibit 7.5 - Executive Officers and/or Directors of GSS Master Fund LP and Cross Ocean Partners Management LP (filed herewith).

## Signatures
- Cross Ocean GSS Master Fund LP: /s/ Matthew Rymer, Authorized Signatory (10/06/2026)
- Cross Ocean Partners Management LP: /s/ Matthew Rymer, Chief Operating Officer, General Counsel & Chief Compliance Officer (10/06/2026)
- Cross Ocean Partners Management GP LLC: /s/ Graham C. Goldsmith, Member (10/06/2026)
- GG Managers LLC: /s/ Graham C. Goldsmith, Member (10/06/2026)
- Graham C. Goldsmith: /s/ Graham C. Goldsmith, Self (10/06/2026)